SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GROSS REVENUE OF R$ 4.0 BILLION AND
NET INCOME OF R$ 248.3 MILLION IN THE 1Q08

Brasília, April 22, 2008 - Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) announces its consolidated results for the first quarter of 2008 (1Q08). The Company’s financial statements are presented in millions of Reais, except where stated otherwise, and prepared in conformity with generally accepted accounting principles in Brazil.

HIGHLIGHTS

  Consolidated net income totaled R$248.3 million, 46.2% up year-on-year.

  Consolidated gross revenue came to R$4,036.1 million, 3.6% up year-on-year while consolidated net revenue stood at R$2,762.0 million, 2.6% up year-on-year.

  Gross data communication revenue totaled R$791.0 million, 23.0% up year-on-year. ADSL users came to 1,637,300, 18.3% up year-on-year.

  Mobile telephony net revenue continued increasing, totaling R$426.1 million, 10.7% up year-on-year. BrT Móvel’s EBITDA stood at R$14.7 million, 236.3% up year-on-year. The number of mobile users came to 4.6 million, 25.8% up year-on-year.

  The number of lines in service (LIS) stood at 8,036,000, virtually in line with the 4Q07, but 2.9% down on the 1Q07.

  Internet Group providers closed the quarter with 1.3 million broadband subscribers, 16.2% up year- on-year, maintaining its market leadership in region II.

IR CONTACTS

Paulo Narcélio (CFO and IRO)	Phone: (55 61) 3415-1140	ri@brasiltelecom.com.br
Flávia Menezes (IR Manager)	Phone: (55 61) 3415-1256	flavia@brasiltelecom.com.br
Aline Sonntag	Phone: (55 61) 3415-8537	aline.sonntag@brasiltelecom.com.br
Daniela Santos	Phone: (55 61) 3415-8334	daniela.santos@brasiltelecom.com.br
Lélia Werner	Phone: (55 61) 3415-1123	lw@brasiltelecom.com.br
Maria Lúcia Rocha	Phone: (55 61) 3415-1291	malu@brasiltelecom.com.br

MEDIA CONTACTS

Wellington Silva (Assistant Director)	Phone: (55 61) 3415-9657	wellingtons@brasiltelecom.com.br
César Borges (Manager)	Phone: (55 61) 3415-1378	cesarb@brasiltelecom.com.br

Brasil Telecom Participações S.A. controls Brasil Telecom S.A.,a telecommunications company that provides wireline services, including national and international calls, and mobile telephony, as well as public telephony, data communication, network and supplementary and value-added services in the states of Rondônia,, Acre, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul and in the Federal District. Its coverage area corresponds to 24% of the population (approximately 44 million), 27% of GDP (around R$ 420 billion in 2003) and 33% of national territory (close to 2.8 million km2).

Brasil Telecom Participações S.A.	Page 1 of 22

INCOME STATEMENT

R$ Million	1Q07	4Q07	1Q08	ΔQuarter	Δ 12 Months
GROSS REVENUES	3,897.1	4,130.2	4,036.1	-2.3%	3.6%

FIXED TELEPHONY	2,824.4	2,852.0	2,779.0	-2.6%	-1.6%
Local Service	1,648.0	1,659.3	1,588.8	-4.2%	-3.6%
Public Telephony	129.0	137.8	134.1	-2.7%	3.9%
Long Distance Service	756.3	743.5	763.6	2.7%	1.0%
Interconnection	85.0	107.8	81.4	-24.5%	-4.2%
Lease of Means	89.7	95.5	103.6	8.5%	15.5%
Supplementary and Value Added Services	106.3	99.3	99.5	0.2%	-6.4%
Other	10.0	8.8	7.9	-9.8%	-20.9%
MOBILE TELEPHONY *	429.7	542.9	466.1	-14.2%	8.5%
Services	377.5	468.1	426.5	-8.9%	13.0%
Merchandise Sales (Handsets and Accessories)	52.2	74.8	39.5	-47.2%	-24.2%
DATA COMMUNICATIONS	642.9	735.3	791.0	7.6%	23.0%

Deductions	(1,206.2)	(1,254.1)	(1,274.1)	1.6%	5.6%
NET REVENUES	2,690.9	2,876.1	2,762.0	-4.0%	2.6%

OPERATING COSTS AND EXPENSES	(1,738.9)	(1,973.7)	(1,851.2)	-6.2%	6.5%
Personnel	(151.3)	(182.1)	(216.7)	19.0%	43.3%
Materials	(77.3)	(108.3)	(75.4)	-30.3%	-2.4%
Subcontracted Services	(564.5)	(583.2)	(540.9)	-7.2%	-4.2%
Interconnection	(576.5)	(613.9)	(563.6)	-8.2%	-2.2%
Advertising and Marketing	(24.8)	(64.8)	(42.4)	-34.6%	71.0%
Provisions and Losses	(218.3)	(298.0)	(279.1)	-6.3%	27.9%
Other	(126.2)	(123.6)	(133.0)	7.6%	5.3%

EBITDA	952.0	902.3	910.7	0.9%	-4.3%
EBITDA Margin	35.4%	31.4%	33.0%	1.6 p.p.	-2.4 p.p.
Depreciation and Amortization	(650.1)	(586.1)	(546.4)	-6.8%	-16.0%

EARNINGS BEFORE FINANCIAL RESULT (EBIT)	301.9	316.2	364.4	15.2%	20.7%

Financial Result	(333.3)	(120.9)	(242.8)	100.9%	-27.2%
Financial Revenues	161.4	322.8	211.4	-34.5%	31.0%
Financial Expenses	(227.0)	(260.5)	(187.1)	-28.2%	-17.6%
Interest on Equity	(267.8)	(183.2)	(267.2)	N.A.	N.A.

EARNINGS AFTER FINANCIAL RESULT	(31.4)	195.4	121.5	-37.8%	N.A.

Non-Operating Revenues (Expenses)	3.5	(11.8)	17.0	N.A.	391.3%
Goodwill Amortization	(0.1)	-	-	N.A.	N.A.
Other	3.6	(11.8)	17.0	N.A.	374.7%

EARNINGS BEFORE INCOME AND SOCIAL	(28.0)	183.6	138.6	-24.5%	N.A.
CONTRIBUTION TAXES

Income and Social Contribution Taxes	0.0	(92.0)	(52.4)	-43.1%	N.A.

EARNINGS BEFORE PROFIT SHARING	(27.9)	91.6	86.2	-5.9%	N.A.

Minority Interest	(70.0)	(69.1)	(105.1)	52.0%	50.2%

EARNINGS BEFORE REVERSION OF INTEREST ON	(97.9)	22.5	(18.9)	N.A.	-80.7%
EQUITY

Reversion of Interest on Equity	267.8	183.2	267.2	N.A.	N.A.

NET INCOME	169.9	205.6	248.3	20.8%	46.2%

Net Income/shares - R$ **	0.4686	0.5673	0.6850	20.8%	46.2%
Net Income/ADR - US$	1.2741	1.6014	1.9583	22.3%	53.7%

* The values of 1Q07 were reclassified, including the data communications revenue (VAS).
**The values of 1Q07 are per 1,000 shares.

Brasil Telecom Participações S.A.	Page 2 of 22

BRT MÓVEL

R$ Million	1Q07	4Q07	1Q08	Δ Quarter	Δ 12 Months
GROSS REVENUES	541.3	657.1	576.8	-12.2%	6.6%
Services	489.1	582.2	537.2	-7.7%	9.8%
Subscription	101.4	104.2	97.1	-6.8%	-4.2%
Utilization	121.5	153.3	135.8	-11.4%	11.8%
Interconnection	239.1	284.0	261.3	-8.0%	9.3%
Other Revenues	9.8	9.4	9.3	-0.7%	-5.4%
Data Communications	17.2	31.4	33.7	7.4%	95.7%
Merchandise Sales (Handsets and Accessories)	52.2	74.8	39.5	-47.2%	-24.2%
Deductions	(156.3)	(174.2)	(150.7)	-13.5%	-3.6%
NET REVENUES	385.0	482.9	426.1	-11.8%	10.7%

OPERATING COSTS AND EXPENSES	(380.6)	(472.5)	(411.4)	-12.9%	8.1%
Personnel	(18.7)	(18.7)	(17.1)	-8.5%	-8.2%
Materials	(55.9)	(86.4)	(56.7)	-34.3%	1.4%
Subcontracted Services	(93.7)	(100.9)	(99.5)	-1.4%	6.1%
Interconnection	(128.0)	(165.4)	(145.8)	-11.8%	13.9%
Advertising and Marketing	(10.2)	(16.3)	(12.6)	-22.7%	23.5%
Provisions and Losses	(14.6)	(23.9)	(21.4)	-10.1%	46.5%
Other	(59.4)	(61.1)	(58.2)	-4.7%	-2.1%

EBITDA	4.4	10.3	14.7	42.3%	236.3%
EBITDA Margin	1.1%	2.1%	3.4%	1.3 p.p.	2.3 p.p.
Depreciation and Amortization	(94.5)	(100.2)	(107.4)	7.2%	13.6%

EARNINGS BEFORE FINANCIAL RESULT	(90.2)	(89.8)	(92.7)	3.2%	2.8%

Financial Result	10.6	15.8	25.8	63.1%	143.4%
Financial Revenues	22.7	37.2	41.3	11.0%	82.1%
Financial Expenses	(12.1)	(21.4)	(15.5)	-27.6%	28.2%

EARNINGS AFTER FINANCIAL RESULT	(79.5)	(74.0)	(66.9)	-9.6%	-15.9%

Non-Operating Revenues (Expenses)	-	(3.8)	(0.0)	-100.0%

EARNINGS BEFORE INCOME AND SOCIAL	(79.5)	(77.8)	(66.9)	-14.0%	-15.9%
CONTRIBUION TAXES

Income and Social Contribution Taxes	27.1	26.4	22.5	-14.8%	-17.0%

NET EARNINGS (LOSSES)	(52.5)	(51.4)	(44.4)	-13.6%	-15.3%

Brasil Telecom Participações S.A.	Page 3 of 22

OPERATING PERFORMANCE

WIRELINE

With the purpose of building customer loyalty, Brasil Telecom launched Pluri packages, which enable clients to integrate wireline, mobile and broadband services.

In order to expand telephone services in segments with lower consumption, Brasil Telecom continued to promote the “Total Control” plan, a prepaid wireline service offered through an approach geared to areas where it is technically available. By the close of the 1Q08, 113,000 customers had already joined this plan, 43% of whom had never had wireline services before.

Table 1: Operating Data

FIXED LINE PLANT	1Q07	4Q07	1Q08	Δ Quarter	Δ 12 Months
Lines Installed (Thousand)	10,388.5	10,376.5	10,380.1	0.0%	-0.1%
Additional Lines Installed (Thousand)	(34.5)	8.4	3.6	-57.3%	N.A.

Lines in Service - LIS (Thousand)	8,279.6	8,033.9	8,036.3	0.0%	-2.9%
Residential	5,560.3	5,420.2	5,435.2	0.3%	-2.2%
Non-Residential	1,248.7	1,228.2	1,237.3	0.7%	-0.9%
Public Telephones	275.5	281.8	280.3	-0.5%	1.7%
Hybrid Terminals	561.8	440.9	412.0	-6.6%	-26.7%
Other (Including PBX)	633.3	662.8	671.5	1.3%	6.0%
Additional LIS (Thousand)	(138.1)	(30.3)	2.4	N.A.	N.A.

Active Lines (LIS - Blocked Lines)	8,038.5	7,846.1	7,825.6	-0.3%	-2.6%

Blocked Lines	241.1	187.8	210.7	12.2%	-12.6%

Average LIS (Thousand)	8,348.6	8,049.1	8,035.1	-0.2%	-3.8%

LIS/100 Inhabitants	18.8	18.2	18.2	0.0%	-3.2%
Public Telephones/1,000 Inhabitants	6.3	6.4	6.3	-0.5%	1.4%
Public Phones/100 Lines Installed	2.7	2.7	2.7	-0.6%	1.8%

Utilization Rate	79.7%	77.4%	77.4%	0.0 p.p.	-2.3 p.p.

In the 1Q08, Brasil Telecom had 3.6 million local wireline alternative plan lines and 845.100 long-distance wireline alternative plan lines. At the close of the quarter, the share of local alternative plans came to 44.8% of the lines in service, as a result of the strategy of approaching the market in an increasingly segmented manner.

Table 2: Alternative Plans

FIXED LINE PLANT	1Q07	4Q07	1Q08	Δ Quarter	Δ 12 Months
Alternative Local Plans (thousand)	3,124.3	3,543.0	3,603.8	1.7%	15.3%
Alternative Long Distance Plans (thousand)	616.1	805.9	845.1	4.9%	37.2%

Traffic

The year-on-year decline in traffic was due to the 3.8% reduction in average lines in service in the period and the fact that there were fewer business days in the 1Q08.

VC-1 traffic totaled 670.8 million minutes, 3.1% down year-on-year, chiefly due to the migration from wireline to wireless.

The 5.6% year-on-year decline in long-distance traffic was partially offset by the increase in VC-2 and VC-3 traffic thanks to certain value-added products (the partnership with Big Brother Brasil, for instance).

Brasil Telecom Participações S.A.	Page 4 of 22

Table 3: Traffic

TRAFFIC	1Q07	4Q07	1Q08	Δ Quarter	Δ 12 Months
Exceeding Local Pulses (Million)	1,433.8	-	-	N.A.	N.A.

Exceeding Minutes (Million)	114.2	2,631.4	2,433.8	-7.5%	N.A.

VC-1 (Million Minutes)	692.3	718.0	670.8	-6.6%	-3.1%

Long Distance Minutes (Million)	1,438.4	1,377.0	1,357.5	-1.4%	-5.6%

Long Distance	1,128.3	1,059.8	992.3	-6.4%	-12.1%
VC-2	168.1	178.5	207.0	16.0%	23.1%
VC-3	141.9	138.8	158.2	14.0%	11.5%

* In the 3Q07, there was the tariff conversion from pulses to minutes for 100% of the clients.

Table 4: Traffic Indicators

INDICATORS - TRAFFIC	1Q07	4Q07	1Q08	Δ Quarter	Δ 12 Months
Exceeding Pulses/Average LIS/Month	57.2	0.0	0.0	N.A.	N.A.
Exceeding Minutes/Average LIS/Month	4.6	109.0	101.0	-7.4%	N.A.
DLD Minutes/Average LIS/Month	57.4	57.0	56.3	-1.2%	-1.9%
Fixed-Mobile Minutes/Average LIS/Month	40.0	42.9	43.0	0.3%	7.4%

In the 1Q08, Brasil Telecom maintained its leadership position, recording an average market share of 84.6% in the intra-regional segment and 89.7% in the intra-sector segment. The company’s market share reached 64.3% in the inter-regional segment and increased by 0.2 p.p. in the international segment to 38.8% .

Graph 1: LD Traffic Share – Quarterly Average

* The LD traffic shares hereby presented refer to the traffic originated in Brasil Telecom’s wireline network in its area of concession (Region II of the PGO – General Concession Plan).

Brasil Telecom Participações S.A.	Page 5 of 22

MOBILE TELEPHONY

Mobile telephony operations reached 4,577,600 users, or 314,900 net additions in the quarter. BrT Móvel’s client base grew by 25.8% year-on-year.

By the end of the quarter, the mobile client base comprised 829,300 post-paid subscribers (18.1% of BrT Móvel’s clients) and 3,748,200 prepaid subscribers. The decline of 14.2% in the post-paid base was chiefly due to the migration of customers from the hybrid into the prepaid plan.

Gross additions totaled 668,900, 49.6% up on the 1Q07. This result reflects the success of the plans and promotions offered by BrT Móvel and the increased point-of-sale capillarity.

BrT Móvel has maintained its profitable growth strategy and adopted market practices. Its subscriber acquisition cost (SAC) stood at R$77.6, 20.6%, down on the 1Q07, due to the 51.0% reduction in subsidies mainly as a result of the higher number of prepaid additions compared to post-paid additions.

BrT Móvel’s market share in Region II was 13.7% at the end of the quarter, 0.8 p.p. up on the 1Q07. BrT Móvel sustained its position as the third major operator in terms of market share in the Federal District and the states of GO, TO, MT, AC and RO.

Table 5: Operating Data

Key Operational Data	1Q07	4Q07	1Q08	Δ Quarter	Δ 12 Months
Clients (Thousand)	3,638.1	4,262.7	4,577.6	7.4%	25.8%
Post-Paid	967.0	855.8	829.3	-3.1%	-14.2%
Pre-Paid	2,671.1	3,406.9	3,748.2	10.0%	40.3%
Net Additions (Thousand)	261.3	238.9	314.9	31.8%	20.5%
Post-Paid	(26.9)	(1.1)	(26.4)	2408.3%	-1.6%
Pre-Paid	288.2	239.9	341.3	42.3%	18.4%
Gross Additions (Thousand)	447.2	837.2	668.9	-20.1%	49.6%
Post-Paid	65.0	96.4	75.1	-22.1%	15.6%
Pre-Paid	382.2	740.8	593.8	-19.8%	55.4%
Cancellations (Thousand)	185.9	598.3	354.0	-41%	90%
Post-Paid	91.8	97.4	101.5	4.2%	10.6%
Pre-Paid	94.1	500.9	252.5	-49.6%	168.5%
Annualized Churn	21.2%	57.8%	32.0%	-25.7 p.p.	10.8 p.p.
Post-Paid	37.5%	45.5%	48.2%	2.7 p.p.	10.7 p.p.
Pre-Paid	14.9%	61.0%	28.2%	-32.7 p.p.	13.3 p.p.
SAC (R$)	97.8	82.7	77.6	-6.2%	-20.6%
Market Share	12.9%	13.2%	13.7%	0.5 p.p.	0.8 p.p.
Served Localities	830	873	873	0.0%	5.2%
% of Population Covered	87%	87%	88%	0.8 p.p.	0.8 p.p.
Base Stations	2,417	2,642	2,645	0.1%	9.4%
Switches	10	11	11	0.0%	10.0%
Employees	611	616	629	2.1%	2.9%

Brasil Telecom Participações S.A.	Page 6 of 22

DATA

In the 1Q08, Brasil Telecom added 69,500 ADSL users to its base, which totaled 1,637,300 at the close of the quarter, up by 18.3% over the 1Q07. ADSL penetration (ADSL/LIS) came to 20.4% in the 1Q08, versus 16.7% in the 1Q07. Moving on with the expansion of the broadband network, Brasil Telecom reached 80% of the municipalities with ADSL coverage, the highest percentage among large operators.

Graph 2: ADSL Users

INTERNET SERVICE PROVIDERS

Internet Group, Brasil Telecom’s Internet unit comprising the activities of iG, iBest and BrTurbo, is Brazil’s second largest broadband provider, with 1.3 million clients, 16.2% up on the same period the year before.

Internet Group also has 4 million dial-up clients and is the 4th largest national portal in terms of audience, with more than 12.1 million residential visitors every month (source: IBOPE – March/08). Considering iG and BrTurbo subscribers, the group maintained its market leadership in Region II.

Brasil Telecom Participações S.A.	Page 7 of 22

ECONOMIC-FINANCIAL PERFORMANCE

REVENUE

Table 6: Consolidated Operating Gross Revenue

R$ Million	1Q07	4Q07	1Q08	Δ Quarter	Δ 12 Months
GROSS REVENUES	3,897.1	4,130.2	4,036.1	-2.3%	3.6%

FIXED TELEPHONY	2,824.4	2,852.0	2,779.0	-2.6%	-1.6%

Local Service	1,648.0	1,659.3	1,588.8	-4.2%	-3.6%

Subscription	862.6	909.1	891.2	-2.0%	3.3%
Activation	6.6	3.2	2.3	-26.3%	-64.6%
Local Traffic	302.6	254.7	228.3	-10.4%	-24.5%
VC-1	465.7	487.5	463.0	-5.0%	-0.6%
Lease of Facilities	0.3	0.3	0.3	-0.4%	-4.4%
Other	10.3	4.4	3.7	-17.9%	-64.6%

Public Telephony	129.0	137.8	134.1	-2.7%	3.9%

Long Distance Service	756.3	743.5	763.6	2.7%	1.0%

Intra-Sector	213.9	218.0	206.2	-5.4%	-3.6%
Intra-Region	68.4	63.7	58.4	-8.3%	-14.7%
Inter-Region	60.8	58.6	55.1	-6.0%	-9.4%
International	11.7	11.0	10.0	-9.1%	-14.9%
VC-2	202.6	199.1	216.8	8.9%	7.0%
Fixed Origin	73.7	75.7	74.6	-1.5%	1.2%
Mobile Origin	128.8	123.4	142.2	15.3%	10.4%
VC-3	198.9	193.2	217.1	12.4%	9.2%
Fixed Origin	97.2	95.6	99.4	4.0%	2.2%
Mobile Origin	101.6	97.6	117.7	20.6%	15.8%
Interconnection	85.0	107.8	81.4	-24.5%	-4.2%

Fixed-Fixed	56.7	75.0	51.4	-31.5%	-9.5%
Mobile-Fixed	28.2	32.8	30.0	-8.5%	6.4%

Lease of Means	89.7	95.5	103.6	8.5%	15.5%

Supplementary and Value Added Services	106.3	99.3	99.5	0.2%	-6.4%

Other	10.0	8.8	7.9	-9.8%	-20.9%

MOBILE TELEPHONY	429.7	542.9	466.1	-14.2%	8.5%

Services	377.5	468.1	426.5	-8.9%	13.0%
Subscription	101.4	104.2	97.1	-6.8%	-4.2%
Utilization	109.5	151.5	134.7	-11.1%	23.0%
Additional for Calls Received	1.5	1.8	1.8	-1.1%	14.9%
Roaming	4.8	2.7	3.6	35.5%	-24.3%
Interconnection	139.6	171.7	151.8	-11.6%	8.7%
Other Services	3.5	4.9	3.9	-20.0%	11.2%
Data Communications	17.2	31.4	33.7	7.4%	95.7%
Merchandise Sales (Handsets and Accessories)	52.2	74.8	39.5	-47.2%	-24.2%

DATA COMMUNICATIONS	642.9	735.3	791.0	7.6%	23.0%

Deductions	(1,206.2)	(1,254.1)	(1,274.1)	1.6%	5.6%
% of Gross Revenue	31.0%	30.4%	31.6%	1.2 p.p.	0.6 p.p.

NET REVENUES	2,690.9	2,876.1	2,762.0	-4.0%	2.6%

Net Service Revenues	2,660.2	2,822.8	2,733.9	-3.2%	2.8%
Net Handsets Revenues	30.7	53.3	28.1	-47.2%	-8.4%

Brasil Telecom Participações S.A.	Page 8 of 22

Brasil Telecom’s consolidated gross revenue reached R$4,036.1 million in the 1Q08, 3.6% higher than in the 1Q07 thanks to the increased participation of data communication and mobile telephony services in consolidated revenue, as well as to the tariff adjustments of 2.14% in services and 3,29% in VC’s in July last year.

Local service gross revenue totaled R$1,588.8 million, 3.6% down on the 1Q07, chiefly due to the 24.5% drop in gross revenue from local traffic and the decline in the number of subscribers, partially offset by the 3.3% increase in gross subscription revenue.

Gross revenue from public telephony stood at R$134.1 million, 3.9% higher than in the 1Q07, chiefly due to the tariff increase.

Interconnection revenue amounted to R$81.4 million, 4.2% down on the R$85.0 million recorded in the 1Q07 chiefly due to the 18.3% reduction in TU-RL in 2007.

Gross revenue from data communications stood at R$791.0 million, 23.0% up on the 1Q07 mainly as a result of the 18.3% increase in the ADSL client base.

Consolidated mobile telephony gross revenue totaled R$466.1million, R$426.5 million of which from services and R$39.5 million from the sale of handsets and accessories. Consolidated mobile telephony service gross revenue rose by 13.0% over the 1Q07 due to the expansion of the client base and the launch of new service plans.

Graph 3: Data Communication and Mobile Telephony Revenue

Wireline ARPU (excluding data communications) reached R$78.89, 1.3% up on the 1Q07, reflecting tariff increases. Including data communications, ARPU stood at R$101.35, 6.0% higher than in the 1Q07, thanks to growing ADSL penetration and revenue.

ADSL ARPU came to R$68.92, 3.4% down on the R$71.34 recorded in the 1Q07 due to promotions featuring more aggressive discounts to encourage adhesion to Turbo products.

Mobile telephony ARPU amounted to R$29.80 chiefly due to a change in incoming traffic leading to an estimated impact of approximately R$22 million in net interconnection revenue.

Brasil Telecom Participações S.A.	Page 9 of 22

Table 7: Mobile ARPU

R$ Thousand	1Q07	4Q07	1Q08	Δ Trimestre	Δ 12 Meses
(+) Gross Revenues	541.3	657.0	576.7	-12.2%	6.6%
(-) Handsets	(52.2)	(74.8)	(39.5)	-47.2%	-24.2%
Gross Service Revenues	489.1	582.2	537.2	-7.7%	9.8%
(-) Taxes and Deductions	(134.8)	(152.6)	(139.2)	-8.8%	3.3%
Net Service Revenues	354.3	429.6	398.0	-7.4%	12.3%
Mobile-Mobile Interconnection Fee (Full Bill)	98.4	-	-	-	N.A.
Other Net Service Revenues	255.9	429.6	398.0	-7.4%	55.5%
(-) Roaming	(1.8)	0.6	(1.0)	N.A.	-43.9%
Net Quarterly Revenues	352.5	430.2	397.0	-7.7%	12.6%

Net Monthly Revenues	117.5	143.4	132.3	-7.7%	12.6%
Average Number of Clients	3,514.0	4,140.6	4,439.6	7.2%	26.3%

ARPU (R$)	33.43	34.63	29.80	-13.9%	-10.9%
Post-Paid ARPU (R$)	47.18	55.80	54.52	-2.3%	15.6%
Pre-Paid ARPU (R$)	28.11	29.13	24.07	-17.4%	-14.4%

Brasil Telecom Participações S.A.	Page 10 of 22

COSTS AND EXPENSES

Table 8: Consolidated Operating Costs and Expenses

R$ Million	1Q07	4Q07	1Q08	Δ Quarter	Δ 12 Months
GROSS REVENUES	3,897.1	4,130.2	4,036.1	-2.3%	3.6%

Deductions	(1,206.2)	(1,254.1)	(1,274.1)	1.6%	5.6%
NET REVENUES	2,690.9	2,876.1	2,762.0	-4.0%	2.6%

Costs	(1,611.4)	(1,627.7)	(1,555.7)	-4.4%	-3.5%

Personnel	(40.1)	(60.8)	(93.2)	53.1%	132.0%
Materials	(69.5)	(91.1)	(63.4)	-30.5%	-8.8%
Subcontracted Services	(815.2)	(846.5)	(801.9)	-5.3%	-1.6%
Interconnection	(576.5)	(613.9)	(563.6)	-8.2%	-2.2%
Other	(238.7)	(232.7)	(238.3)	2.4%	-0.2%
Depreciation and Amortization	(540.9)	(476.8)	(444.4)	-6.8%	-17.8%
Other	(145.6)	(152.4)	(152.9)	0.3%	5.0%

GROSS PROFIT	1,079.5	1,248.4	1,206.2	-3.4%	11.7%

Sales Expenses	(273.6)	(303.6)	(245.1)	-19.3%	-10.4%

Personnel	(60.2)	(64.9)	(62.0)	-4.4%	2.9%
Materials	(6.8)	(15.9)	(11.3)	-28.6%	65.5%
Subcontracted Services	(175.1)	(199.7)	(144.5)	-27.6%	-17.5%
Advertising and Marketing	(24.8)	(64.8)	(42.4)	-34.6%	71.0%
Other	(150.3)	(135.0)	(102.1)	-24.3%	-32.0%
Depreciation and Amortization	(4.8)	(4.8)	(4.6)	-4.3%	-2.9%
Other	(26.7)	(18.3)	(22.7)	23.7%	-14.9%

General and Administrative Expenses	(204.0)	(231.8)	(226.9)	-2.1%	11.2%

Personnel	(44.9)	(49.8)	(54.0)	8.5%	20.2%
Materials	(0.6)	(1.1)	(0.5)	-50.6%	-10.6%
Subcontracted Services	(148.4)	(170.1)	(160.2)	-5.9%	7.9%
Depreciation and Amortization	(6.3)	(6.2)	(7.2)	16.1%	14.0%
Other	(3.7)	(4.6)	(5.0)	9.1%	33.7%

Information Technology	(116.0)	(136.2)	(128.6)	-5.6%	10.8%

Personnel	(6.0)	(6.6)	(7.6)	15.7%	27.2%
Materials	(0.3)	(0.2)	(0.2)	-9.7%	-33.8%
Subcontracted Services	(27.0)	(45.4)	(40.3)	-11.2%	49.2%
Depreciation and Amortization	(77.0)	(74.6)	(70.7)	-5.3%	-8.2%
Other	(5.7)	(9.4)	(9.7)	3.9%	71.0%

Provisions and Losses	(218.3)	(298.0)	(279.1)	-6.3%	27.9%

Doubtful Accounts	(95.7)	(83.8)	(119.8)	43.0%	25.2%
Contingencies	(122.6)	(214.2)	(159.3)	-25.6%	29.9%

Other Operating Revenues (Exp.)	34.4	37.5	37.9	1.0%	10.2%

Goodwill Amortization	(21.0)	(23.6)	(19.4)	-17.7%	-7.6%
Other	55.4	61.1	57.3	-6.2%	3.4%

EARNINGS BEFORE FINANCIAL RESULT	301.9	316.2	364.4	15.2%	20.7%
(EBIT)

R$ Million	1Q07	4Q07	1Q08	Δ Quarter	Δ 12 Months
OPERATING COSTS AND EXPENSES	(2,389.0)	(2,559.8)	(2,397.6)	-6.3%	0.4%

Personnel	(151.3)	(182.1)	(216.7)	19.0%	43.3%
Materials	(77.3)	(108.3)	(75.4)	-30.3%	-2.4%
Subcontracted Services	(564.5)	(583.2)	(540.9)	-7.2%	-4.2%
Interconnection	(576.5)	(613.9)	(563.6)	-8.2%	-2.2%
Advertising and Marketing	(24.8)	(64.8)	(42.4)	-34.6%	71.0%
Provisions and Losses	(218.3)	(298.0)	(279.1)	-6.3%	27.9%
Other	(126.2)	(123.6)	(133.0)	7.6%	5.3%
Depreciation and Amortization	(650.1)	(586.1)	(546.4)	-6.8%	-16.0%

Brasil Telecom Participações S.A.	Page 11 of 22

Graph 4: Operating Costs and Expenses Breakdown
(Excludes Depreciation and Amortization)

Personnel costs and expenses came to R$216.7 million, 43.3% up on the 1Q07. This increase was chiefly due to the internalization of the call center in late 2007, the collective wage increase and labor charges resulting from the downsizing and outsourcing of plant maintenance operations. At the end of the quarter, the BrT group had 16,578 employees, 5,215 of whom in the wireline, data and Internet provider segments, 629 in BrT Móvel and 10,824 in the call center.

Table 9: Personnel

EMPLOYEES	1Q07	4Q07	1Q08	Δ Quarter	Δ 12 Months
# of Employees - Call Center	-	10,866	10,824	-0.4%	N.A.
# of Employees - Fixed Telephony	5,227	5,287	5,125	-3.1%	-2.0%
# of Employees - Mobile Telephony	611	616	629	2.1%	2.9%

Material costs and expenses came to R$75.4 million, down by 2.4% on the 1Q07, due to the reduction in the cost of goods sold despite the increase in the number of handsets sold.

Third-party costs and expenses, excluding interconnection, advertising and marketing, totaled R$ 540.9 million, 4.2% down the 1Q07, chiefly due to the reduction of R$64 million in the call center line after the internalization in late 2007. This reduction was offset by an increase of R$24.8 million in variable costs related to the operations and R$13.0 million in business consultancy services.

Advertising and marketing expenses totaled R$42.4 million in the 1Q08, R$17.6 million higher than in the 1Q07 due to the quarter’s new product launch campaigns, including Pluri and value-added services (for example, the partnership with Big Brother), in addition to campaigns for the new positioning of iG.

In the 1Q08, provisions for contingencies totaled R$159.3 million, R$36.7 million higher than in the 1Q07, basically due to the tax, civil and labor contingences.

The ratio between losses on accounts receivable and gross revenue reached 3.0%, totaling R$119.8 million, 0.5 p.p. up on the 2.5% recorded in the 1Q07 due to the extension of bill maturities and the respective provisions caused by the postal service strike in the 4Q07 and the increase in co-billing default.

Brasil Telecom Participações S.A.	Page 12 of 22

Table 10: Consolidated Accounts Receivable

	1Q07	4Q07	1Q08
Total (R$ Million)	2,522.7	2,565.1	2,631.2

Due	62.9%	65.6%	65.1%
Overdue (up to 30 days)	16.3%	15.2%	15.3%
Overdue (between 31-60 days)	5.9%	4.9%	5.2%
Overdue (between 61-90 days)	3.9%	3.4%	3.2%
Overdue (more than 90 days)	11.0%	10.9%	11.2%

Depreciation and amortization costs totaled R$546.4 million, 16.0% down on the 1Q07 due to the increase in fully depreciated items.

Other operating costs and expenses stood at R$133.0million¸ 5.3% higher than in the 1Q07, mainly due to the update of actuarial provisions.

EBITDA

Brasil Telecom’s consolidated EBITDA totaled R$910.7 million in the 1Q08, versus R$952.0 million in the 1Q07. The consolidated EBITDA margin stood at 33.0% in the 1Q08, vis-à-vis 35.4% in the 1Q07.

BrT Móvel’s quarterly EBITDA stood at R$14.7 million, 236.3% up on the 1Q07. It was accompanied by an EBITDA margin of 3.4% .

FINANCIAL RESULT

Table 11: Consolidated Financial Result

R$ Million	1Q07	4Q07	1Q08	Δ Quarter	Δ 12 Months
Financial Revenue	161.4	322.8	218.7	-32.3%	35.5%
Local Currency	161.4	326.8	216.7	-33.7%	34.3%
Foreign Currency	0.1	(4.0)	2.0	-150.7%	3071.0%
Financial Expenses	(227.0)	(260.5)	(194.3)	-25.4%	-14.4%
Local Currency	(202.0)	(240.7)	(166.8)	-30.7%	-17.4%
Foreign Currency	(25.0)	(19.8)	(27.5)	38.9%	9.9%
Interest on Equity	(267.8)	(183.2)	(267.2)	N.A.	N.A.

Financial Result	(333.3)	(120.9)	(242.8)	100.9%	-27.2%

Brasil Telecom’s financial result was an expense of R$242.8 million, versus an expense of R$333.3 million in the 1Q07. Excluding the effect of interest on equity, the financial result recorded a positive variation of R$89.9 million chiefly due to (i) lower indebtedness, leading to lower financial expenses in local currency and (ii) the financial income, in the amount of R$65,5 million, resulting from taxes held in Judicial Deposits won by the Company.

NON-OPERATING RESULT

Non-operating result totaled R$17.0 million, 391.3% up on the 1Q07, chiefly due to the sale of investments evaluated at their FINAM (Amazon Investment Fund) and FINOR (Northeast Investments Fund) certificate acquisition cost.

Brasil Telecom Participações S.A.	Page 13 of 22

NET INCOME

Brasil Telecom’s net income stood at R$248.3 million in the 1Q08, equivalent to R$0.6850 per share, and net earnings per ADR came to US$1.9583. In the 1Q07 net income totaled R$169.9 million, equivalent to R$0.4686 per 1,000 shares, while earnings per ADR stood at US$1.2741.

INDEBTEDNESS

Table 12: Indebtedness

Debt (R$ Million)	1Q07	4Q07	1Q08	Δ Quarter	Δ 12 Months
Short Term	1,459.0	496.8	514.2	3.5%	-64.8%
In R$	1,196.4	255.0	284.0	11.4%	-76.3%
In US$	15.1	23.2	12.8	-44.8%	-15.5%
In Yen	75.6	70.9	76.2	7.5%	0.9%
In Currency Basket	60.6	28.7	28.5	-0.8%	-53.0%
Hedge Adjustment	111.3	119.0	112.7	-5.3%	1.3%
Long Term	3,608.7	3,886.6	3,830.1	-1.5%
In R$	2,562.7	2,998.7	3,043.5	1.5%	18.8%
In US$	435.3	371.8	363.2	-2.3%	-16.6%
In Yen	225.6	171.0	151.4	-11.5%	-32.9%
In Currency Basket	100.8	66.0	58.5	-11.3%	-41.9%
Hedge Adjustment	284.3	279.1	213.5	-23.5%	-24.9%
Total Debt	5,067.7	4,383.4	4,344.3	-0.9%	-14.3%
(-) Cash	3,923.9	3,364.5	3,090.0	-8.2%	-21.3%
(-) Temporary Investments	-	475.4	685.9	44.3%	N.A.
(-) Governament Title	-	53.6	54.9	2.5%	N.A.
Net Debt	1,143.9	489.9	513.5	4.8%	-55.1%

At the end of the quarter, Brasil Telecom’s consolidated net debt totaled R$513.5 million, 55.1% lower than in the same period the year before chiefly due to period cash flow, the amortization of debentures in the amount of R$ 500 million in April 2007 and the appreciation of the Brazilian Real, which reduced the foreign-currency-denominated debt.

At the end of the 1Q08, debt linked to the exchange rate variation, excluding hedge adjustments, totaled R$690.6 million. On March 31, 2008, 53.4% of the debt linked to the exchange rate variation was hedged, leading to a total exposure of only 8.0% .

Brasil Telecom Participações S.A.	Page 14 of 22

Table 13: Indebtedness

Description	Currency	Annual Cost	Maturity	R$ Million			Long Term %

				Total	Short Term	Long Term

Foreign Currency

Financial Institutions I	US$	Lib6+0.5%	jul/08 - jul/13	20.9	8.2	12.7	60.8%
Bonds - US$200 MM	US$	9.38%	Feb-14	354.3	4.5	349.8	98.7%
Financial Institutions II	Yen	Jibor6 + 1.92%	Mar-11	227.3	75.9	151.4	66.6%
Financial Institutions III	Yen	3.36%	Feb-09	0.4	0.4	(0.0)	0.0%
Suppliers I	US$	1.75%	Feb-14	0.8	0.1	0.6	83.1%

Foreign Currency Total				603.6	89.0	514.6	85.3%

Local Currency

BRB - Fixed Line	R$	2.43%	Dec-33	6.2	0.0	6.1	99.4%

BRB - GSM	R$	2.43%	Dec-33	20.0	0.1	19.8	99.4%
BNDES	UMBNDES	5.50%	Apr-11	87.0	28.5	58.5	67.3%
Public Debenture 4th Emission	R$	104% do CDI	Jun-13	1,118.2	38.2	1,080.0	96.6%
FCO II	R$	11.50%	Apr-11	23.3	7.7	15.6	67.0%
BNDES	R$	TJLP + 5,5%	Feb-11	637.6	220.4	417.2	65.4%
BNDES	R$	TJLP + 2,3%	May-14	30.5	0.3	30.2	99.0%
BNDES	R$	TJLP + 4,3%	May-14	1,391.4	16.9	1,374.5	98.8%
BNDES GSM	R$	TJLP + 3,5%	Sep-17	100.4	0.4	100.0	99.6%

Local Currency Total				3,414.5	312.4	3,102.0	90.9%

Total Debt before Hedge Adjustments	4,018.1	401.4	3,616.6	90.0%

Hedge Adjustments	326.2	112.7	213.5	65.4%

TOTAL DEBT	4,344.3	514.2	3,830.1	88.2%

Table 14: Long Term Debt Amortization Schedule

Maturity	% Long Term Debt
2009	11.8%
2010	19.0%
2011	20.7%
2012	17.1%
2013	17.1%
2014	12.6%
> 2015	1.7%

Brasil Telecom Participações S.A.	Page 15 of 22

CAPEX

Table 15: Investments Breakdown

R$ Million	1Q07	4Q07	1Q08	Δ Quarter	Δ 12 Months
Network Expansion	48.0	141.0	38.5	-72.7%	-19.7%
Conventional Telephony	1.9	1.1	(0.3)	N.A.	N.A.
Transmission Backbone	7.6	32.7	5.3	-83.7%	-30.1%
Data Network	38.5	85.7	30.6	-64.3%	-20.4%
Intelligent Network	0.1	6.5	0.7	-88.6%	670.2%
Network Management Systems	0.5	9.4	2.3	-76.0%	334.3%
Other Investments for Network Expansion	(0.7)	5.5	(0.1)	N.A.	-80.4%
Network Operation	48.9	66.5	46.9	-29.5%	-4.0%
Public Telephony	0.9	(1.0)	0.5	N.A.	-40.5%
Information Technology	8.2	74.9	3.8	-94.9%	-54.0%
Expansion Personnel	18.7	21.1	20.9	-0.9%	12.2%
Others	22.6	153.7	34.6	-77.5%	53.1%
Expansion Financial Expenses	1.2	6.2	5.1	-17.8%	319.1%

TOTAL - FIXED LINE TELEPHONY	148.5	462.5	150.5	-67.5%	1.3%

TOTAL - MOBILE TELEPHONY	4.3	146.4	9.4	-93.6%	119.8%

TOTAL INVESTMENT	152.8	608.8	159.9	-73.7%	4.6%

CASH FLOW CONCILIATION	1Q07	4Q07	1Q08	Δ Quarter	Δ 12 Months
Variation of Economic and Financial	225.2	(244.0)	145.5	N.A.	-35.4%
Investment

INVESTMENT CASH FLOW	378.0	364.8	305.4	-16.3%	-19.2%

CAPEX totaled R$159.9 million in the 1Q08, R$150.5 million of which was invested in wireline, including voice, data and IT, as well as regulatory issues and R$9.4 million in mobile telephony. CAPEX increased by 4.6% year-on-year.

GUIDANCE

Brasil Telecom disclosed its guidance for 2008 at its Investors’ Day, held in Brasília on April 2, 2008 with live webcast in English and Portuguese. The video for the event is available on Brasil Telecom’s Investor Relations website (www.brasiltelecom.com.br/ir).

The goals refer to the indicators of Brasil Telecom Participações S.A. and are reiterated in the tables below:

Operating Data (thousand)	2006	2007	Guidance 2008
			Range
Lines in Service (LIS)	8,418	8,034	Stable
Broadband Users	1,318	1,568	~ +22%
Mobile Users	3,377	4,263	~ +30%

Brasil Telecom Participações S.A.	Page 16 of 22

Economic-Financial Data (R$ million)	2006	2007	Guidance 2008
			Range
Operating Net Revenue	10,297	11,059	~+3.4%
Operating Costs and Expenses	(6,803)	(7,262)	~+2.8%
Consolidated EBITDA	3,494	3,797	~ +4.5%
Mobile Operation EBITDA	(142)	54	~ +200%

CAPEX (R$ million)	2006	2007	Guidance 2008
			Range
Operational / Regulatory / 3G			1,700
3G License	-	-	500
Total			2,200

The guidance for the ARPU of our mobile operations was revised as follows:

ARPU (R$)	2006	2007	Guidance 2008
			Range
Wireline	71.12	78.97	~ -5%
ADSL	67.10	71.70	Stable
Mobile	31.30	34.20	~ -7%

STOCK MARKET

At the end of the 1Q08, Brasil Telecom Participações’ market capitalization, calculated by weighing the price of common and preferred shares, totaled R$12,013.4 million, up by 22.4% on the R$9,816.2 million recorded on March 31, 2007.

In the last twelve months, preferred shares (BRTP4) rose by 29.6% and common shares (BRTP3) increased by 18.9% . In the same period, the Ibovespa and the Itel appreciated by 33.1% and 31.0%, respectively.

Brasil Telecom Participações’ ADR (BRP) moved up by 45.2% in the last twelve months, while the Dow Jones index depreciated by 0.7% . In the last 24 months, BRP outperformed the Dow Jones by 70.0 p.p.

Table 16: Stock Market Performance

	Closing Price as of		Performance
	3/31/2008	In 1Q08	In 12 Months	In 24 Months
Common Shares (BRTP3) (in R$/shares)	49.35	6.1%	18.9%	112.7%
Preferred Shares (BRTP4) (in R$/shares)	23.48	-9.8%	26.9%	50.9%
ADR (BRP) (in US$/ADR)	65.46	-12.2%	45.2%	80.4%
IBOVESPA (points)	60,968	-4.6%	33.1%	60.6%
ITEL (points)	1,319	7.8%	31.0%	35.9%
IGC (points)	6,116	-10.1%	14.8%	44.3%
Dow Jones (points)	12,263	-7.6%	-0.7%	10.4%
Market Capitalization (Million)	12,013.4	-1.7%	22.4%	80.6%

Brasil Telecom Participações S.A.	Page 17 of 22

Table 17: Theoretical Portfolio Weighting – Jan / April

	Ibovespa	Itel	IGC
BRTP3	0.364%	5.901%	0.253%
BRTP4	0.678%	14.099%	0.604%

OWNERSHIP BREAKDOWN

Table 18: Shareholding Structure

Mar/08	Common Shares	%	Preferred Shares	%	Total Shares	%
Solpart Participações S.A.	68,356,154	51.0%	-	0.0%	68,356,154	18.8%
ADR Free Float	-	0.0%	134,453,565	58.5%	134,453,565	36.9%
Treasury	1,480,800	1.1%	-	0.0%	1,480,800	0.4%
Free Float in Bovespa	64,194,734	47.9%	95,483,960	41.5%	159,678,694	43.9%

Total	134,031,688	100.0%	229,937,525	100.0%	363,969,213	100.0%

Mar/07	Common Shares	%	Preferred Shares %		Total Shares	%
Solpart Participações S.A.	68,356,160,984	51.0%	26	0.0%	68,356,161,010	18.8%
ADR Free Float	-	0.0%	155,120,025,000	67.5%	155,120,025,000	42.6%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Free Float in Bovespa	64,194,727,219	47.9%	74,817,500,658	32.5%	139,012,227,877	38.2%

Total	134,031,688,203	100.0%	229,937,525,684	100.0%	363,969,213,887	100.0%

* The share grouping for Brasil Telecom S.A. was approved in the Extraordinary Shareholders Meeting on April 27th 2007 in the proportion of 1,000 shares to 1 share of the respective kind.

UPCOMING EVENTS

English Conference Call and Webcast: 1Q08 Results
Connection number: (+1 973) 935-8893
Access Code: 42645064
Link: http://www.brasiltelecom.com.br/ir
Date: April 23, 2008
Time: 11:00 a.m. (New York Time)

Brasil Telecom Participações S.A.	Page 18 of 22

ATTACHMENTS

Table 19: Consolidated Balance Sheet

R$ Million	Mar/07	Dec/07	Mar/08

CURRENT ASSETS	7,638.4	7,436.0	7,829.8

Cash, Bank Accounts and High-liquid Investments	3,923.9	3,364.5	3,090.0
Temporary Investments	-	475.4	685.9
Governament Title	-	53.6	54.9
Accounts Receivables (Net)	2,157.7	2,189.7	2,221.2
Deferred and Recoverable Taxes	1,129.5	804.5	1,090.1
Other Recoverable Amounts	262.7	453.6	523.9
Inventory	49.1	32.7	37.9
Contractual Retentions	-	-	-
Other	115.6	62.0	126.0

LONG TERM ASSETS	2,187.7	2,967.1	3,204.0

Loans and Financing	0.8	6.2	6.0
Deferred and Recoverable Taxes	1,614.2	1,793.2	1,802.9
Other	572.7	1,167.7	1,395.1

PERMANENT ASSETS	7,668.9	7,026.2	6,629.1

Investment (Net)	311.9	201.5	172.8
Property, Plant and Equipment (Net)	6,086.4	5,664.2	5,304.7
Property, Plant and Equipment (Gross)	26,129.1	26,974.5	27,008.4
Accumulated Depreciation	(20,042.8)	(21,310.3)	(21,703.7)
Intangible (Net)	1,150.5	1,049.6	1,049.5
Property, Plant and Equipment (Gross)	2,416.6	2,565.1	2,653.9
Accumulated Depreciation	(1,266.2)	(1,515.6)	(1,604.4)
Deferred Assets (Net)	120.2	111.0	102.2

TOTAL ASSETS	17,495.0	17,429.3	17,663.0

CURRENT LIABILITIES	5,248.2	4,727.4	4,865.4

Loans and Financing	1,459.0	496.8	514.2
Suppliers	1,265.1	1,483.0	1,376.4
Taxes and Contributions	945.4	832.2	898.5
Dividends Payable	856.5	1,016.5	1,248.0
Provisions	220.7	298.9	257.6
Salaries and Benefits	96.2	171.7	120.1
Consignment for Third Parties	121.2	154.2	145.0
Authorization for Services Exploration	154.7	78.8	100.0
Other	129.3	195.2	205.7

LONG TERM LIABILITIES	5,186.1	5,629.7	5,637.8

Loans and Financing	3,608.6	3,886.6	3,830.1
Provisions	1,186.8	1,286.5	1,293.0
Taxes and Contributions	73.0	173.5	217.9
Authorization for Services Exploration	226.1	174.6	183.3
Other	91.6	108.4	113.5

DEFERRED INCOME	-	-	-

MINORITY INTEREST	1,800.9	1,825.8	1,851.9

SHAREHOLDERS' EQUITY	5,259.9	5,246.5	5,307.8

Capital Stock	2,596.3	2,596.3	2,596.3
Capital Reserves	309.2	309.2	309.2
Profit Reserves	306.3	266.0	266.0
Retained Earnings	2,068.9	2,095.9	2,157.3
Treasury Shares	(20.8)	(20.8)	(20.8)

TOTAL LIABILITIES	17,495.0	17,429.3	17,663.0

* In compliance with CVM Deliberation 488 and 489 the line of Intangible Permanent Asset was created

Brasil Telecom Participações S.A.	Page 19 of 22

Table 20: Consolidated Balance Sheet - Holding

R$ Million	Mar/07	Dec/07	Mar/08

CURRENT ASSETS	1,949.0	1,959.7	2,208.8

Cash, Bank Accounts and High-liquid Investments	1,445.2	1,462.9	1,487.0
Deferred Taxes	114.9	13.7	86.8
Other Recoverable Amounts	0.5	0.5	13.0
Dividends / Interest on Equity Receivable	381.2	474.2	614.3
Other	7.1	8.4	7.7

LONG TERM ASSETS	235.7	346.8	329.6

Loans and Financing	-	-	-
Deferred and Recoverable Taxes	230.4	341.2	323.9
Other	5.3	5.6	5.7

PERMANENT ASSETS	3,733.9	3,779.9	3,826.9

Investment (Net)	3,732.9	3,779.1	3,826.2
Property, Plant and Equipment (Net)	0.9	0.8	0.7
Property, Plant and Equipment (Gross)	52.5	52.5	52.5
Accumulated Depreciation	(51.5)	(51.7)	(51.7)
Intangible (Net)	0.0	0.0	0.0
Property, Plant and Equipment (Gross)	3.9	3.9	3.9
Accumulated Depreciation	(3.9)	(3.9)	(3.9)

TOTAL ASSETS	5,918.6	6,086.5	6,365.3

CURRENT LIABILITIES	651.8	824.1	1,032.2

Suppliers	0.3	0.4	0.3
Taxes and Contributions	41.2	0.0	39.7
Dividends Payable	610.3	725.9	888.1
Consignment for Third Parties	0.1	22.3	28.1
Other	0.0	75.4	76.0

LONG TERM LIABILITIES	6.9	15.8	25.3

Taxes and Contributions	2.5	10.8	20.0
Other	4.4	5.0	5.2

SHAREHOLDERS' EQUITY	5,259.9	5,246.5	5,307.8

Capital Stock	2,596.3	2,596.3	2,596.3
Capital Reserves	309.2	309.2	309.2
Profit Reserves	306.3	266.0	266.0
Retained Earnings	2,068.9	2,095.9	2,157.3
Treasury Shares	(20.8)	(20.8)	(20.8)

TOTAL LIABILITIES	5,918.6	6,086.5	6,365.3

* In compliance with CVM Deliberation 488 and 489 the line of Intangible Permanent Asset was created

Brasil Telecom Participações S.A.	Page 20 of 22

Table 21: Consolidated Cash Flow

R$ Million	1Q07	4Q07	1Q08	Quarter	12 Months
OPERATING ACTIVITIES
(+) Net Income of the Period	169.9	205.6	248.3	20.7%	46.2%

(+) Minority Participation	70.0	69.1	105.1	0.5	50.2%

(+) Items with no Cash Effects	763.7	707.2	716.4	0.0	-6.2%

Depreciation and Amortization	650.2	586.1	546.4	-7%	-16.0%
Losses with Accounts Receivables	95.7	83.8	119.8	43.0%	25.2%
Provision for Contingencies	122.6	214.2	159.3	-25.6%	29.9%
Provision for Pension Funds	11.7	(3.8)	32.7	N.A.	179.0%
Deferred Taxes	(116.5)	(123.9)	(126.9)	2.4%	8.9%
Taxe Recovery	-	(69.8)	-	N.A.
Results from the Write-off of Permanent Assets	-	20.7	(14.4)	N.A.
Gains/Losses in Investments	-	-	(0.4)

(-) Equity Changes	(355.1)	(246.2)	(516.6)	109.8%	45.5%
Clients' Accounts Receivable	(125.8)	(15.9)	(151.3)	N.A.	20.3%
Inventories	15.1	5.8	(5.2)	N.A.	N.A.
Contract Retentions	-	-	-	N.A.
Personnel, Charges and Social Benefits	(2.3)	(16.8)	5.6	N.A.	N.A.
Accounts Payable and Provisioned Expenses	19.7	(75.8)	35.4	N.A.	79.5%
Taxes	(29.3)	31.8	(119.9)	N.A.	309.3%
Financial Expenses	(38.8)	(24.9)	(33.0)	32.8%	-14.9%
Authorization for Services Exploration	25.3	(52.6)	29.8	N.A.	17.7%
Provision for Contingencies	(96.1)	(133.4)	(55.7)	-58.3%	-42.1%
Provision for Pension Funds	(9.3)	16.0	(77.8)	N.A.	N.A.
Other Assets and Liabilities' Accounts	(113.7)	19.4	(144.6)	N.A.	27.1%

(=) Cash Flow from Operating Activities	648.5	735.8	553.2	-24.8%	-14.7%

INVESTMENT ACTIVITIES

Temporary Investments	89.4	(323.8)	(212.1)	-34.5%	N.A.
Funds from Sales of Permanent Assets	0.1	45.4	24.9	-45.2%	N.A.
Court Deposits	(140.5)	(166.8)	(328.8)	97.1%	134.0%
Investments in Permanent Assets	(378.0)	(364.8)	(305.4)	-16.3%	-19.2%

(=) Cash Flow from Investment Activities	(429.0)	(809.9)	(821.4)	1.4%	91.4%

FINANCING ACTIVITIES

Dividens/Interests on Equity paid in the Period	(0.7)	(0.5)	(0.8)	54.1%	22.7%

Loans and Financing	(268.8)	399.1	(5.6)	N.A.	-97.9%
Loans Obtained	-	600.9	100.0	N.A.
Loans Paid	(268.8)	(201.8)	(105.6)	-47.7%	-60.7%

(=) Cash Flow from Financing Activities	(269.5)	398.6	(6.4)	N.A.	-97.6%

CASH FLOW OF THE PERIOD	(50.1)	324.4	(274.6)	N.A.	448.3%

CASH, BANK ACCOUNTS and HIGH-LIQUID INVESTMENTS
Current Balance	3,923.9	3,364.5	3,090.0	-8.2%	-21.3%
Previous Balance	3,974.0	3,040.1	3,364.5	10.7%	-15.3%
Variation	(50.1)	324.4	(274.6)	N.A.	448.1%

OPERATING CASH FLOW	648.5	735.8	553.2	-24.8%	-14.7%
(+) Investments on Permanent Assets (includes Investment Suppliers)	(378.0)	(364.8)	(305.4)	-16.3%	-19.2%

(=) FREE CASH FLOW	270.4	371.0	247.8	-33.2%	-8.4%

SUPLEMENTARY INFORMATION TO THE CASH FLOW
Income and Social Contribution Taxes Paid	52.8	149.6	108.2	-27.7%	105.1%

Interest Paid on Loans and Financing	166.5	112.4	81.0	-28.0%	-51.4%

Brasil Telecom Participações S.A.	Page 21 of 22

GLOSSARY

ADSL: Asymmetrical Digital Subscriber Line. System that allows broadband signal transmission through metallic telephone cables. It is the most common DSL technology, which represents a midway transition to fully optical networks.

ARPU: Average Revenue per User, an indicator used in the telecom industry.

CAPEX: Capital Expenditure. The investments made by a company.

EBITDA: Earnings before Interest, Tax, Depreciation and Amortization.

GSM: Global System for Mobile communications. GSM is the world’s most widely used mobile telephony technology and allows users to move around freely and easily with their handsets. The price of GSM handsets is also more attractive, the network is safer and there are constant technological advances.

IoE (Interest on Equity): Shareholder remuneration option, calculated on shareholders’ equity and limited, for tax purposes, to the variation in the long-term interest rate (TJLP). The tax benefit is due to the reduction in the calculation base used for income tax and social contribution tax on net income, given that interest on equity represents a deductible expense in the calculation of these taxes. IoE payments are subject to withholding tax at 15%. Interest on equity may be paid as part of statutory dividends, net of withholding tax.

LIS: Lines in Service. All the lines in a network that are effectively being used.

SAC: Subscriber Acquisition Cost, the average amount spent by a company to acquire a new subscriber.

TUP: Public Phones.

FINANCIAL LEVERAGE RATIO: Net Debt / EBITDA

This document contains forward-looking statements. Such statements do not constitute facts occurred in the past and reflect the expectations of the Company's managers only. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans", "predicts," "projects" and "aims", as well as other similar words, are intended to identify those forward-looking statements, which obviously involve risks or uncertainties predicted or not by the Company. Accordingly, the future results of the Company’s operations may differ from the current expectations, and the reader should not rely exclusively on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Brasil Telecom Participações S.A.	Page 22 of 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.